TMX | TSX Trust

Notice-and-Access

The securities regulators have adopted rules which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of material. This new process provides the option to post meeting related materials including our annual financial statements and management's discussion and analysis on a website in addition to the filings with the United States Securities and Exchange Commission. Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be requested at any time during this period.

Portage Biotech has elected to utilize notice-and-access and provide you with the following information:
Meeting Date and Time: November 10, 2022 at 10:30 a.m. EST
Meeting Location: 61 Wilton Road, Westport CT 06880 Virtual Meeting: https://virtual-meetings.tsxtrust.com/1409
Password (case sensitive): portage2022
Meeting materials are available electronically at the United States Securities and Exchange Commission at https://www.sec.gov/edgar/searchedgar/companysearch and also on https://docs.tsxtrust.com/2175.

If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access please call 1-866-600-5869 or email tsxtis@tmx.com. In order to receive a paper copy in time to vote before the meeting, your request should be received by November 1, 2022.

Please follow the instructions accompanying the Voting Instruction Form you receive with respect to returning it.

Disclosure regarding matters to be voted on may be found in the following Sections of the Information Circular.

1. Election of Directors
2. Approval Of The 2021 Equity Incentive Plan

You should review the Information Circular before voting.

(Detach and Retain top for your records)

Request for Financial Statements

Portage Biotech
("Company")
2022

In accordance with National Instrument 51-102 – *Continuous Disclosure Obligations*, registered and beneficial security holders may elect annually to receive a copy of our annual financial statements and corresponding management discussion and analysis ("MD&A").

IF YOU WISH TO RECEIVE THESE DOCUMENTS BY MAIL, PLEASE DETACH THIS PORTION AND RETURN THIS COMPLETED FORM TO:

TSX Trust Company
301 - 100 Adelaide Street West
Toronto ON M5H 4H1
Or by fax to: 416-595-9593

Rather than receiving the financial statements by mail, you may choose to view these documents on the United States Securities and Exchange Commission at https://www.sec.gov/edgar/searchedgar/companysearch.

I HEREBY CERTIFY that I am a registered and/or beneficial holder of the Company, and as such, request that my name be placed on the Company's Mailing List in respect to its annual financial statements and the corresponding MD&A for the current financial year.

Please send me: ☐ **Annual Financial Statements with MD&A**

FIRST NAME LAST NAME

ADDRESS CITY

PROVINCE/STATE POSTAL/ZIP CODE COUNTRY

Signature of Security holder DATE (MM/DD/YYYY)